Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	2001	2002	2003(1)	2004	2005	Six Months ended June 30, 2006
Fixed charges:

Interest	$24.5	$22.9	$37.7	$38.5	$52.3	$38.5

Rents	24.4	25.2	28.0	29.0	26.2	13.4
Interest factor	31%	31%	31%	31%	31%	31%

Rental interest	7.6	7.8	8.7	9.0	8.1	4.2

Total Fixed Charges	$32.1	$30.7	$46.4	$47.5	$60.4	$42.7

Earnings:

Pretax income	$26.3	$31.2	$(18.6)	$26.3	$22.6	$10.7
Cumulative effect
Fixed charges	32.1	30.7	46.4	47.5	60.4	42.7

Earnings	$58.4	$61.9	$27.8	$73.8	$83.0	$53.4

Ratio	1.82	2.02	—	1.55	1.37	1.25

(1)	Earnings were insufficient to cover fixed charges by $18.6 million in 2003.